

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2016

<u>Via E-mail</u>
Kai Haakon E. Liekefett
Vinson & Elkins LLP
666 Fifth Avenue, 26th Floor
New York, New York 10103-0040

>   **Re: Rubicon Technology, Inc.**
>   **DEFA14A**
>   **Filed May 27, 2016**
>   **File No. 001-33834**

Dear Mr. Liekefett:

We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

After reviewing any amended filing and any information you provide in response to these comments, we may have additional comments.

<u>DEFA14A</u>

<u>Mr. Hesham Gad</u>

1. Disclosure states that Mr. Gad's annual compensation at Paragon "has increased dramatically during his tenure." Please provide support for this assertion.

2. Disclosure states that Paragon's shareholders will bear the cost of the "expensive proxy fight against Rubicon." Given that Paragon has disclosed that it intends to seek reimbursement from Rubicon of the costs and expenses incurred by it in the proxy fight, and that Paragon owns less than 0.3% of Rubicon stock in any event, please advise how this is the case.

<u>Mr. Jack Jacobs</u>

3. Please provide support for the assertion that Mr. Gad has a "self-interested agenda."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure presented in the above-captioned filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3203 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions